Item 77I 	Deutsche Core Fixed Income Fund,
Deutsche Global High Income Fund,
Deutsche Strategic Government
Securities Fund, Deutsche Ultra-Short
Duration Fund and Deutsche
Unconstrained Income Fund (each a
series of Deutsche Income Trust)

The Class B shares of each of Deutsche Core Fixed
Income Fund, Deutsche Global High Income Fund,
Deutsche Strategic Government Securities Fund,
Deutsche Ultra-Short Duration Fund and Deutsche
Unconstrained Income Fund were converted to Class
A shares effective on or about February 10, 2016.
Effective on or about February 12, 2016, each Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.